UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Catalyst Partners Acquisition Corp.
(Name of Issuer)

Class A ordinary shares
(Title of Class of Securities)

G19550105
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons CAT Sponsor LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 27,083,151(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 27,083,151(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,083,151(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 40.8%(2)
12.	Type of Reporting Person (See Instructions) OO

(1) Represents 27,083,151 Class A ordinary shares acquirable in respect of (i) 6,963,020 Class B ordinary shares convertible on a one-for-one basis into Class A ordinary shares (“Class B ordinary shares”) pursuant to the performance of publicly traded Class A ordinary shares of the Issuer and the achievement of a specified strategic transaction after the consummation of the Issuer's initial business combination and (ii) 20,120,131 private placement warrants to purchase Class A ordinary shares at $20.00 per share, which will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering, consummated May 20, 2021 (“Private Placement Warrants”).

(2) Calculated based on (i) 34,360,391 Class A ordinary shares outstanding as of January 10, 2022, as reported on the Issuer’s amended Quarterly Report on Form 10-Q/A filed January 12, 2022, (ii) 6,963,020 Class A ordinary shares issuable in respect of Class B ordinary shares and (iii) 20,120,131 Class A ordinary shares issuable in respect of Private Placement Warrants.

1.	Names of Reporting Persons General Catalyst Group Alignment Fund I, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 27,083,151(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 27,083,151(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,083,151(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 40.8%(2)
12.	Type of Reporting Person (See Instructions) OO

(1) Represents (i) 6,963,020 Class A ordinary shares issuable in respect of Class B ordinary shares and (ii) 20,120,131 Class A ordinary shares issuable in respect of Private Placement Warrants.

(2) Calculated based on (i) 34,360,391 Class A ordinary shares outstanding as of January 10, 2022, as reported on the Issuer’s amended Quarterly Report on Form 10-Q/A filed January 12, 2022, (ii) 6,963,020 Class A ordinary shares issuable in respect of Class B ordinary shares and (iii) 20,120,131 Class A ordinary shares issuable in respect of Private Placement Warrants.

1.	Names of Reporting Persons General Catalyst Partners Alignment Fund I GP, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 27,083,151(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 27,083,151(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,083,151(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 40.8%(2)
12.	Type of Reporting Person (See Instructions) OO

(1) Represents (i) 6,963,020 Class A ordinary shares issuable in respect of Class B ordinary shares and (ii) 20,120,131 Class A ordinary shares issuable in respect of Private Placement Warrants.

(2) Calculated based on (i) 34,360,391 Class A ordinary shares outstanding as of January 10, 2022, as reported on the Issuer’s amended Quarterly Report on Form 10-Q/A filed January 12, 2022, (ii) 6,963,020 Class A ordinary shares issuable in respect of Class B ordinary shares and (iii) 20,120,131 Class A ordinary shares issuable in respect of Private Placement Warrants.

1.	Names of Reporting Persons General Catalyst Alignment Fund I UGP, L.L.C.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 27,083,151(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 27,083,151(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,083,151(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 40.8%(2)
12.	Type of Reporting Person (See Instructions) OO

(1) Represents (i) 6,963,020 Class A ordinary shares issuable in respect of Class B ordinary shares and (ii) 20,120,131 Class A ordinary shares issuable in respect of Private Placement Warrants.

(2) Calculated based on (i) 34,360,391 Class A ordinary shares outstanding as of January 10, 2022, as reported on the Issuer’s amended Quarterly Report on Form 10-Q/A filed January 12, 2022, (ii) 6,963,020 Class A ordinary shares issuable in respect of Class B ordinary shares and (iii) 20,120,131 Class A ordinary shares issuable in respect of Private Placement Warrants.

1.	Names of Reporting Persons Joel E. Cutler
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 27,083,151(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 27,083,151(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,083,151(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 40.8%(2)
12.	Type of Reporting Person (See Instructions) IN

(1) Represents (i) 6,963,020 Class A ordinary shares issuable in respect of Class B ordinary shares and (ii) 20,120,131 Class A ordinary shares issuable in respect of Private Placement Warrants.

(2) Calculated based on (i) 34,360,391 Class A ordinary shares outstanding as of January 10, 2022, as reported on the Issuer’s amended Quarterly Report on Form 10-Q/A filed January 12, 2022, (ii) 6,963,020 Class A ordinary shares issuable in respect of Class B ordinary shares and (iii) 20,120,131 Class A ordinary shares issuable in respect of Private Placement Warrants.

1.	Names of Reporting Persons David P Fialkow
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 27,083,151(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 27,083,151(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,083,151(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 40.8%(2)
12.	Type of Reporting Person (See Instructions) IN

(1) Represents (i) 6,963,020 Class A ordinary shares issuable in respect of Class B ordinary shares and (ii) 20,120,131 Class A ordinary shares issuable in respect of Private Placement Warrants.

(2) Calculated based on (i) 34,360,391 Class A ordinary shares outstanding as of January 10, 2022, as reported on the Issuer’s amended Quarterly Report on Form 10-Q/A filed January 12, 2022, (ii) 6,963,020 Class A ordinary shares issuable in respect of 6,963,020 Class B ordinary shares and (iii) 20,120,131 Class A ordinary shares issuable in respect of 20,120,131 Private Placement Warrants.

Item 1(a).	Name of Issuer

Catalyst Partners Acquisition Corp.

Item 1(b).	Address of the Issuer’s Principal Executive Offices

20 University Road, 4th Floor Cambridge, MA 02138

Item 2(a).	Names of Persons Filing

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)                  CAT Sponsor LLC

(ii)                General Catalyst Group Alignment Fund I, L.P.

(iii)              General Catalyst Partners Alignment Fund I GP, L.P.

(iv)               General Catalyst Alignment Fund I UGP, L.L.C.

(v)                Joel E. Cutler

(vi)               David P. Fialkow

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

20 University Road, 4th Floor Cambridge, MA 02138

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A ordinary shares

Item 2(e).	CUSIP Number

G19550105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.

Ownership

(a)           Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)           Percent of Class:

See responses to Item 11 on each cover page.

(c)           Number of shares as to which the Reporting Person has:

(i)            Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)          Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)         Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)          Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

CAT Sponsor LLC (the “Sponsor”) directly holds 6,963,020 Class B ordinary shares and 20,120,131 Private Placement Warrants. General Catalyst Group Alignment Fund I, L.P. ("Alignment Fund LP") has sole voting and/or dispositive control over the securities held by the Sponsor. The Alignment Fund LP is controlled by its general partner, General Catalyst Partners Alignment Fund I GP, L.P. ("Alignment Fund GP"), which is, in turn, controlled by its general partner, General Catalyst Alignment Fund I UGP, L.L.C. ("Alignment Fund UGP"). Each of Joel Cutler and David Fialkow is a member of Alignment Fund UGP, and share voting and investment power over the securities held by Alignment Fund LP, Alignment Fund GP and Alignment Fund UGP. Accordingly, each of Alignment Fund LP, Alignment Fund UGP, Alignment Fund GP, Joel Cutler and David Fialkow may be deemed to share voting and dispositive power over the securities held by the Sponsor but disclaim beneficial ownership of the securities held by the Sponsor. This Statement shall not be construed as an admission that any of the foregoing have beneficial ownership of the reported securities held by the Sponsor.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

CAT Sponsor LLC

By:	/s/ Chris McCain
Name:	Chris McCain
Title:	Chief Legal Officer

General Catalyst Group Alignment Fund I, L.P.
By: General Catalyst Partners Alignment Fund I GP, L.P., its general partner
By: General Catalyst Alignment Fund I UGP, L.L.C., its general partner

By:	/s/ Chris McCain
Name:	Chris McCain
Title:	Chief Legal Officer

General Catalyst Partners Alignment Fund I GP, L.P.
By: General Catalyst Alignment Fund I UGP, L.L.C., its general partner

By:	/s/ Chris McCain
Name:	Chris McCain
Title:	Chief Legal Officer

General Catalyst Alignment Fund I UGP, L.L.C.

By:	/s/ Chris McCain
Name:	Chris McCain
Title:	Chief Legal Officer

/s/ Joel E. Cutler
Joel E. Cutler

/s/ David P. Fialkow
David P. Fialkow

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of February 14, 2022 by and among CAT Sponsor LLC, General Catalyst Group Alignment Fund I, L.P., General Catalyst Partners Alignment Fund I GP, L.P., General Catalyst Alignment Fund I UGP, L.L.C., Joel E. Cutler and David P. Fialkow